UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended June 30, 2022

Sky Quarry Inc.

(Exact name of issuer as specified in its charter)

Delaware	84-1803091
State or other jurisdiction of incorporation	(I.R.S. Employer Identification No.)
or organization

222 S Main Street, Suite 500, Salt Lake City, UT 84101

(Full mailing address of principal executive offices)

424-394-1090

(Issuer’s telephone number, including area code)

Item 1.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations for the six months ended June 30, 2022 should be read in conjunction with our financial statements and the related notes thereto included in this semi-annual report on Form 1-SA. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs based on current market conditions. Our actual results could differ materially from those discussed in the forward-looking statements.

The accompanying semi-annual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA and as such they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with US generally accepted accounting principles. The information set forth herein may change upon audit. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2022 are not necessarily indicative of the results that can be expected for the year ending December 31, 2022.

Overview

The Company was incorporated in Delaware on June 4, 2019 as “Recoteq, Inc.” On April 22, 2020, the Company changed its name to “Sky Quarry Inc.”

On September 16, 2020 the Company acquired a 100% membership interest in 2020 Resources LLC. The assets of 2020 Resources LLC include an oil sands remediation facility and a 100% interest in certain asphalt bitumen exploration leases covering approximately 5,930 acres in the PR Spring region in Utah. On September 16, 2020 the Company also acquired 100% of the outstanding shares of 2020 Resources (Canada) Ltd, an entity which is currently inactive.

Results of Operations

Six months ended June 30, 2022 compared to six months ended June 30, 2021

The Company is in an early stage of development and has a limited history of operations.

Sales for the six months ended June 30, 2022 amounted to $0 ($30,000 - 2021) and are expected to commence with the completion of the retrofit and commissioning of the PR Spring Facility.

Costs and expenses during the six months ended June 30, 2022 of $1,581,033 ($986,851 - 2021), an increase of $624,182, consisted of professional fees related to the audit of the 2021 fiscal year and in relation to the Offering and supporting Offering materials and services, including preparation of the Offering Circular and subsequent filings and amendments thereto; general and administrative expenses primarily composed of travel, office expenses of employees and contractors, insurance and other overhead expenses, marketing and advertising costs in connection with the Offering, debt repayment and finance costs related to debt service. The increase in costs is attributed to increased salaries, contractor fees and professional fees in connection with the retrofit of the PR Spring facility as the facility moves to commercial production.

Subsequent to June 30, 2022 our legal and professional, research and development, payments to contractors, and marketing and advertising expenses are expected to increase in connection with the retrofit of the PR Spring Facility as the facility moves to commercial production in connection with the development of ASR facilities.

Liquidity and Capital Resources

The Company has generated limited revenues and requires the continued infusion of new capital to continue business operations. Since its inception, the Company has funded operations through loans and the sale of equity securities. The Company anticipates spending approximately $15,000,000 in capital resources to complete the retrofit of the PR Spring Facility and on research and development pertaining to the design, engineering and construction of a modular asphalt shingle recycling facility (“ASR Facility”) over the next twelve months. The Company anticipates that it will continue to be able to raise additional capital through the sale of its equity securities or loans until such time as the PR Spring facility commences operation and generates revenues from its processing operations. Absent additional capital, the Company may be forced to curtail its operations.

The Company's sources (uses) of cash for the six months ended June 30, 2022 and 2021 are shown below:

	2022	2021
Cash (Used) in Operations	$(1,683,478)	$(1,076,411)
Sale of Common Stock and Warrants	13,364,045	1,332,428
Offering Costs	(623,436)	-
Repayment of Debt	(1,198,510)	(295,125)
Acquisition of Property, Plant, and Equipment	(1,920)	(36,407)
Additions to Oil and Gas Properties	(1,194,732)	(13,161)

On September 29, 2021 the U.S. Securities and Exchange Commission qualified an offering of securities submitted by the Company under Regulation A. The Offering is for the sale of up to 15,000,000 Units, with each Unit being comprised of one share of common stock and one warrant to purchase an additional share of common stock, for gross proceeds of up to $18,750,000.

Between September 29, 2021 and September 15, 2022 gross proceeds from equity sales under the Offering amounted to $15,964,373.75.  Fees and commissions paid in connection with the equity sales amounted to $728,690.92for net proceeds of $15,235,642.85.

Gross proceeds from equity sales under the Offering for the six months ended June 30, 2022 amounted to $13,153,395.  Fees and commissions paid in connection with the equity sales amounted to $607,388 for net proceeds of $12,546,007.

Plan of Operation

The Company has historically reported limited sales of mined bituminous ore, sale of oil and sale of surplus or non-essential equipment and is not indicative of future operations. The Company anticipates it will have no revenues from operations until such time as the retrofit and commissioning of the PR Spring facility is completed and commences generating revenue from its processing activities.

Management anticipates that the funds raised under the Offering will be sufficient to execute its business plan, including but not limited to completing the retrofit and commissioning of the PR Spring Facility; completing the engineering, design and fabrication of a modular waste asphalt shingle remediation facility; hiring and retaining a strong management team and key personnel; and achieving growth by way of expansion, licensing, accretive acquisitions and strategic partnerships.

Seasonality

The Company anticipates that sales of asphalt paving aggregate and sales of heavy oil from the PR Spring Facility may to be subject to seasonality during the months from November to March due to potential difficulties in transportation of the product by truck during adverse weather conditions.

The Company does not expect commercial operations of oil sands remediation at the PR Spring Facility to be subject to seasonality, nor does the Company expect the operation of ASR Facilities to be subject to seasonality.

Item 2.  Other Information

None.

Item 3.  Financial Statements

Consolidated Financial Statements of

SKY QUARRY INC.

formerly, Recoteq Inc.

For the six months ended June 30, 2022

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL RESULTS

The accompanying unaudited consolidated interim financial statements of the Company as at, and for the six months ended June 30, 2022 have been prepared in accordance with United States generally accepted accounting practices (“US GAAP”) and are the responsibility of the Company’s management. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. The interim financial statements and related financial reporting matters have been reviewed and approved by the Company's Audit Committee.

The Company’s independent auditor has not performed a review of the interim financial statements for the period ending June 30, 2022.

SKY QUARRY INC.

Consolidated Balance Sheets

As of June 30, 2022 and December 31, 2021

Unaudited

Expressed in US dollars

	Note	2022	2021

ASSETS

Current assets:
Cash		$9,376,197	$993,129
Trade receivables	5	-	-
Prepaid expenses and other receivables	5	1,020,668	782,238
Inventory	7	96,287	96,287
Total Current Assets		10,493,153	1,871,654

Non-Current assets:
Property, plant and equipment	9	346,000	344,079
Oil and gas properties	10	3,661,996	2,232,264
Total Non-Current Assets		4,007,996	2,576,343

TOTAL ASSETS		$14,501,148	$4,447,997

LIABILITIES AND EQUITY

Current liabilities:
Accrued payable and accrued liabilities	11	$509,444	$373,459
Notes payable current portion	12,13	191,699	648,908
Total Current Liabilities		701,143	1,022,367

Non-Current Liabilities:
Notes payable non-current portion	12,13	183,241	924,542
Total Non-Current Liabilities		183,241	924,542

Total Liabilities		$884,384	$1,946,909

SHAREHOLDERS’ EQUITY:
Share capital	4,15	17,365,304	4,624,694
Retained deficit		(3,558,356)	(1,977,323)
Accumulated other comprehensive income (loss)		(190,183)	(146,282)
Total Shareholders’ Equity		13,616,764	2,501,089

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$14,501,148	$4,447,997

The accompanying notes are an integral part of these consolidated financial statements.

SKY QUARRY INC.

Consolidated Statements of Loss and Comprehensive Loss

For the six months ended June 30, 2022 and 2021

Unaudited

Expressed in US dollars

	2022	2021

Revenue
Sale, net	$-	$30,000
Cost of Sales	-	-
Gross Profit	-	30,000

Expenses:
Research & development	-	16,234
General and administrative	1,466,534	795,642
Finance costs	113,330	175,023
Foreign exchange	1,169	(48)

Total Expenses	1,581,033	986,852

Net loss before income taxes
Income tax expense	-	-
Net Loss	(1,581,033)	(956,851)
Other Comprehensive Loss (Gain)
Exchange loss (gain) on translation of foreign operations	190,183	55,460

Net loss and Comprehensive loss	$(1,771,216)	$(1,012,311)

The accompanying notes are an integral part of these consolidated financial statements.

SKY QUARRY INC.

Consolidated Statements of Changes in Shareholders’ Equity

For the six months ended June 30, 2022 and 2021

Unaudited

Expressed in US dollars

	Number of Shares Outstanding	Share Capital	Deficit	Accumulated Other Comprehensive Loss	Total
Balance January 1, 2021	26,890,235	$1,149,733	$(317,503)	$(79,122)	$753,108
Sale of Common Stock and Warrants	3,037,940	1,332,428	-	-	1,332,428
Sale of Preferred Stock	1	1	-	-	1
Net Loss and Comprehensive Loss		-	(956,852)	23,662	(933,190)
Balance June 30, 2021	29,928,176	$2,482,161	$(1,274,355)	$(55,46)	$1,152,346
Balance January 1, 2022	34,094,311	$4,624,694	$(1,977,323)	$(146,282)	$2,501,089
Sale of Common Stock and Warrants	11,593,856	13,364,045	-	-	13,364,045
Deferred offering costs		(623,436)			(623,436)
Net Loss and Comprehensive Loss		-	(1,581,033)	(43,901)	(1,624,934)
Balance June 30, 2022	45,688,166	$17,365,304	$(3,558,356)	$(190,183)	$13,616,764

The accompanying notes are an integral part of these consolidated financial statements.

SKY QUARRY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ending June 30,

Unaudited

Expressed in US dollars

	Note	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		$(1,581,033)	$(956,852)
Changes in operating assets and liabilities:
Accounts receivable		-	19,168
Prepaid expenses and deposits		(238,430)	(58,764)
Inventory		-	-
Accounts payable and accrued liabilities	11	135,985	(79,964)
Net cash used by Operating Activities		(1,683,478)	(1,076,411)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds on equity private placement		13,364,045	1,332,428
Costs of the offering	6	(623,436)	-
Proceeds (repayment) of debt	12, 13	(1,198,510)	(295,125)
Net cash generated by financing activities		11,542,100	1,037,303

CASH FLOWS FROM INVESTING ACTIVITIES

Acquisition of oil and gas properties	4	-	-
Acquisition of property, plant, and equipment, net	4	-	-
Additions to property, plant, and equipment	9	(1,920)	(36,407)
Additions to oil and gas properties	10	(1,429,732)	(13,161)
Net cash used by investing activities		(1,431,653)	(49,568)

Effects of exchange rate changes on cash and cash equivalents		(43,901)	23,662

Increase (decrease) in cash		$8,383,068	$(65,014)
Cash, beginning of the period		993,129	135,787

Cash, end of the period		$9,376,197	$70,772

The accompanying notes are an integral part of these consolidated financial statements.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2022

Expressed in US dollars

1.NATURE OF OPERATIONS

Sky Quarry Inc. and its subsidiaries (“Sky Quarry”, “SQI” or the “Company”) are, collectively, a development-stage environmental remediation company formed to deploy technologies to facilitate the recycling of waste asphalt shingles and remediation of oil-saturated soils.  The recycling of asphalt shingles will reduce the dependence of the American economy on landfills for the removal of waste and will also reduce dependence on foreign and domestic virgin crude oil extraction for industrial uses.

The Company’s head office is located at 222 S Main St 5th Floor, Salt Lake City, UT 84101. The Company is organized under the laws of Delaware.

The Company was incorporated as Recoteq Inc. on June 4, 2019 in the state of Delaware and changed its name to Sky Quarry Inc. on April 22, 2020. As set out in Note 4 “Acquisitions” below, on September 16, 2020 the Company acquired a 100% interest in two companies, 2020 Resources LLC (“2020 Utah”) and 2020 Resources (Canada) Ltd. (“2020 Canada”).

2020 Utah (formerly, US Oil Sands (Utah) LLC and USO (Utah) LLC) was incorporated on November 2, 2017 in the state of Delaware. 2020 Utah is engaged in the exploration and development of oil sands properties using the Company’s proprietary solvent extraction technology. Through 2020 Utah, the Company has a 100% working interest in bitumen leases covering 5,930 acres of land in the PR Spring area of Utah. The Company has not earned significant revenues as it is in the pre-production stage.

2020 Canada (formerly, USO (Canada) Ltd.) was incorporated on April 26, 2018 in the province of Alberta under the Canada Business Corporations Act. 2020 Canada is currently inactive.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)Basis of preparation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting practices (“US GAAP”) and have been prepared on a historical cost basis except for certain financial assets and financial liabilities which are measured at fair value. The Company’s reporting currency and the functional currency of all of its operations is the U.S. dollar, as it is the principal currency of the primary economic environment in which the Company operates.

(b)Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries in which it has at least a majority voting interest. All significant inter-company accounts and transactions have been eliminated in the consolidated financial statements.

These financial statements have been prepared on a consolidated basis whereby the assets, liabilities and results of Sky Quarry, 2020 Canada and 2020 Utah have been combined. There was no activity in either entity until commencement of research and development and commissioning operations on July 27, 2018. Share capital refers to capital contributions in the form of cash provided by previous shareholders to 2020 Canada. Member’s interest refers to cash provided by previous shareholders to 2020 Utah. Both entities were under common control throughout the period July 27, 2018 to September 15, 2020, the date of acquisition by Sky Quarry Inc.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2022

Expressed in US dollars

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)Basis of presentation

The combined financial statements have been prepared under the historical cost convention.

(d)Foreign currency translation adjustments

The Company’s reporting currency and the functional currency of all its operations is the U.S. dollar. Assets and liabilities of the Canadian subsidiary company are translated to U.S. dollars using the applicable exchange rate as of the end of a reporting period. Income, expenses and cash flows are translated using an average exchange rate during the reporting period. Since the reporting currency as well as the functional currency of all entities is the U.S. Dollar there is no translation difference recorded.

(e)Revenue recognition

The Company recognizes revenue in terms of ASC 606 – Revenue from Contracts with

Customers (ASC 606).

Revenue transactions are assessed using a five-step revenue recognition model to depict the transfer of goods or services to customers in an amount that reflects the consideration in exchange for those goods or services. The five steps are as follows:

i.identify the contract with a customer;

ii.identify the performance obligations in the contract;

 iii.determine the transaction price;

 iv.allocate the transaction price to performance obligations in the contract; and

 v.recognize revenue as the performance obligation is satisfied.

(f)Cash and cash equivalents

The Company considers all highly liquid investments with original contractual maturities of three months or less to be cash equivalents.

(g)Accounts receivable

Accounts receivable with short maturities are stated at carrying values as it approximates fair value. The current accounts receivable is recorded and valued at fair value with no impairment.

(h)Oil and gas property and equipment

The Company under ASC 932 follows the successful efforts method of accounting for its oil and gas properties. Acquisition costs associated with the acquisition of leases are capitalized.  Exploration costs, such as exploratory geological and geophysical costs, and costs associated with delay rentals and exploration overhead are charged against earnings as incurred. Costs of successful exploratory efforts along with acquisition costs and the costs of development of surface mining sites are capitalized. Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas are capitalized.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2022

Expressed in US dollars

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Site development costs are initially capitalized, or suspended, pending the determination of proved reserves. If proved reserves are found, site development costs remain capitalized as proved properties. Costs of unsuccessful site developments are charged to exploration expense. For site development costs that find reserves that cannot be classified as proved when development is completed, costs continue to be capitalized as suspended exploratory site development costs if there have been sufficient reserves found to justify completion as a producing site and sufficient progress is being made in assessing the reserves and the economic and operating viability of the project. If management determines that future development activities are unlikely to occur, associated suspended exploratory development costs are expensed. In some instances, this determination may take longer than one year. The Company reviews the status of all suspended exploratory site development costs quarterly.

Capitalized costs of proved oil and gas properties are depleted by an equivalent unit-of-production method. Proved leasehold acquisition costs, less accumulated amortization, are depleted over total proved reserves, which includes proved undeveloped reserves. Capitalized costs of related equipment and facilities, including estimated asset retirement costs, net of estimated salvage values and less accumulated amortization are depreciated based on proved developed reserves associated with those capitalized costs. Depletion is calculated by applying the DD&A rate (amortizable base divided by beginning of period proved reserves) to current period production.

Costs associated with unproved properties are excluded from the depletion calculation until it is determined whether or not proved reserves can be assigned to such properties. The Company assesses its unproved properties for impairment annually, or more frequently if events or changes in circumstances dictate that the carrying value of those assets may not be recoverable.

Proved properties will be assessed for impairment annually, or more frequently if events or changes in circumstances dictate that the carrying value of those assets may not be recoverable. Individual assets are grouped for impairment purposes based on a common operating location. If there is an indication the carrying amount of an asset may not be recovered, the asset is assessed for potential impairment by management through an established process. If, upon review, the sum of the undiscounted pre-tax cash flows is less than the carrying value of the asset, the carrying value is written down to estimated fair value. Because there is usually a lack of quoted market prices for long-lived assets, the fair value of impaired assets is typically determined based on the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants or by comparable transactions. The expected future cash flows used for impairment reviews and related fair value calculations are typically based on judgmental assessments of future production volumes, commodity prices, operating costs, and capital investment plans, considering all available information at the date of review.

Gains or losses are recorded for sales or dispositions of oil and gas properties which constitute an entire common operating field or which result in a significant alteration of the common operating field’s DD&A rate. These gains and losses are classified as asset dispositions in the accompanying consolidated statements of loss and comprehensive loss. Partial common operating field sales or dispositions deemed not to significantly alter the DD&A rates are generally accounted for as adjustments to capitalized costs with no gain or loss recognized.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2022

Expressed in US dollars

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company capitalizes interest costs incurred and attributable to material unproved oil and gas properties and major development projects of oil and gas properties.

(i)Other property and equipment

Other property, plant and equipment, consisting of research and development equipment and mining equipment, is measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures directly attributable to the acquisition of the asset. When parts of an item have different useful lives, they are accounted for as a separate component. As at June 30, 2022, none of the assets were available for use and no depreciation has been recorded on the assets.

(j)Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation or other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Liabilities for environmental remediation or restoration claims resulting from allegations of improper operation of assets are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. Expenditures related to such environmental matters are expensed or capitalized in accordance with the Company’s accounting policy for property and equipment.

(k)Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then assets are written down. The impairment loss is the excess of the carrying amount of the asset group over its fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets. Impairment to the carrying values of property, plant and equipment was established and recorded at the date of acquisition, using a third-party Forced Liquidation Value appraisal.

(l)Fair value measurement

Certain of the Company’s assets and liabilities are measured at fair value at each reporting date. Fair value represents the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants. This price is commonly referred to as the “exit price.” Fair value measurements are classified according to a hierarchy that prioritizes the inputs underlying the valuation techniques. This hierarchy consists of three broad levels:

●Level 1 – Inputs consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2022

Expressed in US dollars

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

●Level 2 – Inputs consist of quoted prices that are generally observable for the asset or liability. Common examples of Level 2 inputs include quoted prices for similar assets and liabilities in active markets or quoted prices for identical assets and liabilities in markets not considered to be active.

●Level 3 – Inputs are not observable from objective sources and have the lowest priority. The most common Level 3 fair value measurement is an internally developed cash flow model.

(m)Comparative amounts

The comparative amounts presented in these consolidated financial statements have been reclassified where necessary to conform to the presentation used in the current year.

(n)   Offering costs

The Company complies with the requirements of ASC 340-10 in recording and treating costs associated with the offering of the Company’s securities.  These costs consist of legal, escrow, exchange and marketing fees incurred in connection with the capital raising efforts of the Company.  Under ASC 340-10, costs incurred are capitalized until the offering whereupon the offering costs are charged to shareholders’ equity if the offering is successful or expensed in the period of an aborted or unsuccessful offering.

3.GOING CONCERN

These consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and satisfy its liabilities in the normal course of business for the foreseeable future. Management is aware, in making its going concern assessment, of material uncertainties related to events and conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. As at June 30, 2022 the Company has an accumulated deficit of $3,558,356 and has not yet been able to generate cash flows from operations.

Whether and when the Company can generate sufficient operating cash flows to pay for its expenditures and settle its obligations as they fall due subsequent to June 30, 2022 is uncertain. Until this time, management will have to raise funds by way of debt or equity issuances or become profitable. The Company will closely monitor its cash and will take the necessary measures to preserve cash, such as reducing spending as needed until the Company succeeds in proving that its extraction technology is viable.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption is inappropriate. These adjustments could be material.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2022

Expressed in US dollars

4.ACQUISITIONS

On September 16, 2020, Sky Quarry entered into a membership and share purchase agreement (the “Acquisition”) to acquire all of the membership interests of 2020 Resources LLC and all of the shares of 2020 Resources (Canada) Inc. for total consideration of $2,648,349, paid by way of issuance of a $300,000 promissory note to the seller (see note 11 below), $807,245 in share issuance to seller’s creditor (5,378,047 shares) in total satisfaction of seller's debt and $1,541,104 in cash. The Acquisition closed on September 16, 2020. The values assigned to property, plant, and equipment were determined by reference to third party valuations. The values assigned to oil and gas properties, including the Company’s extraction technology, were determined by the residual value of assets acquired.

The acquisition did not meet the definition of a business combination as (i) the PR Spring properties are at the exploration stage with no defined mineral reserves, and (ii) assets acquired did not contain any business processes. Consequently, the transaction was not characterized as a business combination, and was accounted for as an acquisition of assets.

The fair value of the assets acquired are as follows:

Recognized amounts of identifiable net assets & liabilities acquired	$
Cash & Deposits	821,272
Inventory	96,287
Property, plant, and equipment, net	21,112
Oil and gas properties	2,113,421
Liabilities	(403,743)
Total acquired	2,648,349

Consideration for the acquisition
Cash paid	1,541,104
Note payable (see Note 12(a)(iv))	300,000
Share issuance (seller's debt)	807,245

5.ACCOUNTS RECEIVABLE

The Company’s accounts receivable consists of:

	June 30, 2022	December 31, 2021
Trade receivables	$-	$-
Balance, end of period	$-	$-

Information about the Company’s exposure to credit risks for trade receivables is included in Note 21(a).

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2022

Expressed in US dollars

6.DEFERRED OFFERING COSTS

Deferred Offering Costs consists of:

	Note	June 30, 2022	December 31, 2021
Balance, beginning of period	4,15	$439,746	$-
Additions		623,436	439,746
Balance, end of period		$1,063,185	$439,746

Deferred offering costs were costs directly related to the Company’s registration-exempt securities offering made under Regulation A. These costs consisted of legal, accounting, printing, and filing fees that the Company capitalized, including fees incurred by the independent public accounting firm directly related to the offering.

7.INVENTORY

During the months ended June 30, 2022, no change occurred in inventory. During the year ended December 31, 2020, the Company acquired 2020 Resources LLC.  This acquisition included inventory of chemicals used in the bitumen extraction process and have been recorded at cost.

8.MINERAL LEASES

	SITLA Mineral Lease	Total
Cost
January 1, 2020	$63,800	$63,800
Additions
December 31, 2020	63,800	63,800
Additions	-	-
December 31, 2021	$63,800	$63,800

Accumulated Amortization
December 31, 2021 and 2020	$-	$-

Carrying Amounts
December 31, 2020	$63,800	$63,800
December 31, 2021	$63,800	$63,800

Mineral Leases

Through its acquisition of 2020 Utah, the Company indirectly acquired certain mineral rights under three mineral leases entitled “Utah State Mineral Lease for Bituminous-Asphaltic Sands” between the State of Utah’s School and Institutional Trust Land Administration (“SITLA”), as lessor, and 2020 Utah, as lessee, covering certain lands in the PR Spring Area largely adjacent to each other (the “SITLA Leases”). At this time, the Company (through its subsidiary) holds mineral leases (or the operating rights under leases) covering approximately 5,930.3 net acres within the State of Utah. Terms of the SITLA Leases are set forth in the table below.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2022

Expressed in US dollars

Reference	Gross Acres	Net Acres	Lease Expiry Date (1)	Annual Rent (2)	Annual Advance Minimum Royalty (3)	Production Royalty Rate (4)
ML-49579	50.42	50.42	12/31/2024	$ 500	$ 5,000	6.5%
ML-49927	4,319.87	4,319.87	5/31/2025	4,320	43,200	6.5%
ML-51705	1,560.00	1,560.00	1/31/2020	1,560	15,600	8%

Total	5,930.3	5,930.3		$ 6,380	$ 63,800

Notes:

1.Leases may be extended past expiry date by continued payment of annual rent and annual advance minimum royalty.

2.Annual rent may be credited against production royalties payable during the year.

3.Annual advance minimum royalty may be credited against production royalties payable during the year.

4.The production royalty is payable on the market price of products produced from the leased substances, without deduction of costs for mining, overhead, labor, distribution or general and administrative activities.

9.PROPERTY, PLANT AND EQUIPMENT

	Shop & Laboratory Equipment	Mining Equipment	Corporate and Other	Total
Cost
As at January 1, 2021	$267,979	$75,124	$976	$344,079
Additions	267,979	75,124	976	344,079
Disposals	-	-	-	-
As at December 31, 2021	$267,979	$75,124	$976	$344,079
Additions	-	-	1,920	1,920
Disposals	-	-	-	-
As at June 30, 2022	$267,979	$75,124	$2,896	$346,000

Property, plant and equipment consist of research and development equipment and mining equipment. Each class of property, plant and equipment is estimated to have a useful life of 5 years and will be amortized over a straight line basis.

In accordance with ASC 932, as the property, plant and equipment were not available for use as at June 30, 2022, no accumulated depreciation has been recorded within the statement of loss and comprehensive loss.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2022

Expressed in US dollars

10.OIL AND GAS PROPERTIES

Oil and gas properties are comprised of the following:

	Note	June 30, 2022	December 31, 2021
Balance, beginning of period	4	$2,232,264	$2,135,420
Additions		1,429,732	96,844
Balance, end of period		$3,661,996	$2,232,264

Oil and gas properties include undeveloped lands, unproved properties and seismic costs where management has not fully evaluated for technical feasibility and commercial viability.

Additions during the period ended June 30, 2022 relate to development of the land and mine in the PR Spring area.

11.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable as at June 30, 2022 and at December 31, 2021 consist primarily of amounts outstanding for operating expenses that are non-interest bearing and are normally due on 30 to 60 day terms.

Accrued expenses as at June 30, 2022 and December 31, 2021 consist primarily of other operating expenses.

Information about the Company’s exposure to liquidity risk is included in Note 21(c).

12.DEBT

Lender	Maturity Date	Interest Rate	Principal Balance June 30, 2022	Principal Balance December 31, 2021
Private Lender*	March 16, 2021		-	25,000
Private Lender*	October 31, 2021		-	75,000
Private Lender*	June 30, 2021		-	134,630
ACMO USOS LLC	March 15, 2021	15%	191,699	191,699
JPMorgan	September 28, 2023	10%	-	830,370
Govt of Canada**	December 31, 2025		31,041	31,416
USA SBA	March 1, 2026	1%	152,200	152,200
Loeb Term Solutions	September 1, 2024	14.25%	-	680,000
			$374,940	$1,373,450

* Note - Set interest charge amount versus interest rate.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2022

Expressed in US dollars

The maturity date of debt is as follows:

	June 30, 2022	December 31, 2021
Principal classified as repayable within one year	$191,699	$426,329
Principal classified as repayable later than one year	183,241	947,121
Balance, June 30, 2022 and December 31, 2021	$374,940	$1,373,450

(a)Private lenders – presented sequentially as above.

(i)On September 17, 2020, the Company entered into a promissory note for $25,000 from a private lender. The note is unsecured, bears a flat interest charge at 25% and matured on March 16, 2021. On January 04, 2022 the note was repaid in full.

(ii)On September 17, 2020, the Company entered into a promissory note for $75,000 from a private lender. The note is unsecured, bears a flat interest charge at 25% and matured on March 16, 2021. On January 04, 2022 the note was repaid in full.

(iii)On September 17, 2020, the Company entered into a promissory note for $200,000 from a private lender. The note is unsecured, bears a flat interest charge of 10% and matured on December 18, 2020. On May 25, 2021 terms of the note were amended to a principal amount of $220,000, interest accruing at 10% per quarter retroactive to December 18, 2020 and a maturity date of June 30, 2021. On March 15, 2022 the note was repaid in full.

(iv)On September 16, 2020, the Company entered into a promissory note for $300,000 from ACMO USOS LLC which formed part of the Share Purchase Agreement (see Note 4).  The note matured on December 15, 2020 and bears an interest rate at 10% per annum. On December 13, 2020, the interest rate was increased to 15% thereafter and the maturity date of the note was extended to March 16, 2021. Terms of the note, including adjustments to principal and interest and maturity date, are currently being renegotiated.

(v)On September 16, 2020, the Company entered into a promissory note for $450,000 from JPMorgan Chase Bank N.A. (“JPMorgan”).  The note is unsecured, bears interest at 10% per annum and matures on September 28, 2023. Portions of the note have been converted from time to time into Shares as disclosed in Note 15(d). On March 14, 2022 at the election of the lender the balance outstanding under the note was converted into 68,742 Shares in full and final satisfaction of the note.

(vi)2020 Resources (Canada) Ltd. received a Canadian Emergency Business Account loan (“CEBA”) in the amount of CDN $40,000 from the Canadian Federal Government on November 27, 2020. The CEBA loan is interest free with no principal payments until December 31, 2022. If the Company repays $30,000 of the total loan prior to December 31, 2022 then the balance of $10,000 will be forgiven. If the balance is not paid by December 31, 2022 then the balance of the loan is converted to a three (3) year term loan with interest at 5% starting on January 1, 2023. The balance of the loan must be paid no later than December 31, 2025. The note was converted to USD $31,041 using the exchange rate quoted by the Bank of Canada as at June 30, 2022, being 0.776036:1.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2022

Expressed in US dollars

(vii)On March 1, 2021 2020 Resources LLC received a loan in the amount of $152,200 through the Payroll Protection Program from the U.S. Small Business Administration. The loan carries an interest rate of 1%, has a two-year term with no principal payments for 12 months and may be forgiven subject to certain terms and conditions and the use of funds by the Company. Forgiveness is not automatic and will be assessed by the lender once applied for.

(viii)On August 31, 2020, the Company entered into a promissory note for $1,000,000 from Loeb Term Solutions LLC. The note ranks senior to all debt and is secured against all of the assets of the Company and of its subsidiaries.  The note matures on September 1, 2024 and bears interest at 14.25% per annum. Terms of the note includes a mandatory repayment against principal of $20,000 per monthly instalment. On March 15, 2022 the note was repaid in full.

13.CONVERTIBLE DEBENTURES

Lender	Maturity Date	Interest Rate	Principal Due June 30, 2022	Principal Due December 31, 2021

Private Lender	April 23, 2021	4%	-	50,000
Private Lender	July 21, 2021	4%	-	-
Marcus Laun	July 13, 2021	4%	-	25,000
Private Lender	September 12, 2021	4%	-	-
Private Lender	November 5, 2022	15%	-	50,000
Private Lender	November 7, 2022	15%	-	50,000
JPMorgan	November 22, 2022	15%	-	25,000
			$-	$200,000

The maturity date of debt is as follows:

	June 30, 2022	December 31, 2021
Principal classified as repayable within one year	$-	$200,000
Principal classified as repayable later than one year	-	-
Balance, period end	$-	$200,000

(a)Private Lender

On April 23, 2020, the Company issued a promissory note in the amount of $50,000, convertible at the election of the holder into shares of common stock at an exercise price of $0.0936 per share with a maturity date of April 23, 2021. The note has a term of twelve months and bears interest at a rate of 4% per annum payable at maturity. On March 28, 2022 at the election of the lender the note was converted into 575,401 shares in full and final satisfaction of the note.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2022

Expressed in US dollars

(b)Private Lender

On April 28, 2020, the Company issued a promissory note in the amount of $50,000, convertible at the election of the holder into shares of common stock at an exercise price of $0.0936 per share. The note has a term of twelve months and bears interest at a rate of 4% per annum payable at maturity. On August 7, 2020 at the election of the lender the note was converted into 534,188 shares in full and final satisfaction of the note.

(c)Marcus Laun

On July 13, 2020, the Company issued a promissory note in the amount of $25,000 to Marcus Laun, a director of the Company, convertible at the election of the holder into shares of common stock at an exercise price of $0.0936 per share with a maturity date of July 13, 2021. The note has a term of twelve months and bears interest at a rate of 4% per annum payable at maturity.  On March 28, 2022 at the election of the lender the note was converted into 285,329 shares in full and final satisfaction of the note.

(d)Private Lender

On September 21, 2020, the Company issued a promissory note in the amount of $50,000, convertible at the election of the holder into shares of common stock at an exercise price of $0.25 per share. The note has a term of twelve months and bears interest at a rate of 4% per annum payable at maturity.  On December 9, 2021 the noteholder elected to convert the amount owing under the note into 209,731 shares in full and final satisfaction of the amount owing under the note.

(e)Private Lenders

On November 22, 2021, the Company issued promissory notes in the aggregate amount of $100,000 to two arms’ length lenders, each with a term of twelve months and bearing interest at a rate of 15% per annum payable at maturity. All or any part of the principal and accrued interest due under the notes is convertible at the election of the holder during the term of the note into shares of common stock at an exercise price of $1.25 per share. As inducement for advancing the note, the lenders were issued an aggregate of 100,000 share purchase warrants, as described fully in Note 15(e)(6) below. On May 20, 2022 the Company provided notice to the noteholders of its intent to prepay the notes in full. The noteholders elected to receive the repayment of the principal amount in cash and to convert the interest into 12,000 shares.

(f)JPMorgan

On November 22, 2021, the Company issued a promissory note to JPMorgan in the amount of $25,000 with a term of twelve months and bearing interest at a rate of 15% per annum payable at maturity. All or any part of the principal and accrued interest due under the note is convertible at the election of the holder during the term of the note into shares of common stock at an exercise price of $1.25 per share. As partial consideration for advancing the note, JPMorgan was issued 25,000 share purchase warrants, as described fully in Note 15(e)(7) below. The note was paid by a corresponding cancellation of $25,000 of existing debt owing under the debt disclosed in Note 12(a)(v). On May 20, 2022 the Company issued 21,413 shares to JPMorgan for conversion of debt in the amount of $26,766.25 in full and final satisfaction of the amount owing under the note.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2022

Expressed in US dollars

14.INCOME TAXES

At June 30, 2022 and December 31, 2020, the Company has incurred losses and as a result was not able to record any deferred tax assets.

15.SHARE STRUCTURE

COMMON SHARES

Authorized 100,000,000 shares of common stock (“Shares”) with par value of $0.0001

Issued45,688,166 Shares as of June 30, 2022

PREFERRED SHARES

Authorized 25,000,000 preferred shares with par value of $0.001 per share

Issued1 preferred share as of June 30, 2022

(a)Changes to share structure

On April 14, 2020 the Company authorized an amendment to its Certificate of Incorporation which amended its authorized share structure by, (a) fixing the authorized shares of common stock (“Shares”) issuable at a maximum of 50,000,000 and (b) fixing the par value of said Shares at $0.0001 (one hundredth of one cent).

On April 20, 2021 the Company authorized an amendment to its Certificate of Incorporation which amended its authorized share structure by fixing the authorized shares of common stock issuable at a maximum of 100,000,000 with no change to the par value.

On June 21, 2021 the Company authorized an amendment to its Certificate of Incorporation which amended the terms regarding the issue of preferred stock to include “Blank-Check” provisions, specifically, authorizing its board of directors to provide, out of the unissued shares of authorized preferred stock, one or more classes of preferred stock or one or more series of preferred stock within any class thereof, and to set the voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, option or other special rights, and qualifications, limitations or restrictions thereof, which may differ from those of any and all other issuances, of each class of preferred stock or series of preferred stock within any class thereof, in accordance with the General Corporation Law of Delaware.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2022

Expressed in US dollars

(b)Common share issuances

The table below sets forth common shares issued on sale of equity.

Issue Date	Notes	Shares Issued	Gross Proceeds	Net Proceeds
2020-06-30		11,400,000	$ 1,140.00	$ 1,140.00
2020-08-02		7,988,637	$ 799.00	$ 799.00
2020-09-16		6,967,410	$ 1,097,795.00	$ 1,097,795.00
2021-02-12	1	- 1,000,000	-$ 100.00	-$ 100.00
2021-05-25		3,066,804	$ 1,012,046.32	$ 1,012,046.32
2021-07-25	1	- 303,030	-$ 99,999.90	-$ 99,999.90
2021-07-25		302,900	$ 99,957.00	$ 99,957.00
2021-09-29		1,350,000	$ 445,500.00	$ 445,500.00
2021-11-22		703,000	$ 231,990.00	$ 231,990.00
2021-12-16		805,200	$ 1,006,500.00	$ 964,218.00
2021-12-27	2	532,652	$ 665,815.00	$ 647,394.00
2022-02-02	2	787,090	$ 983,862.50	$ 957,178.82
2022-02-23	2	305,181	$ 381,476.25	$ 372,454.10
2022-03-28	3	108,255	-	-
2022-04-07	2	3,132,256	$ 3,915,320.00	$ 3,720,847.36
2022-04-26	2	4,568,026	$ 5,710,032.50	$ 5,423,500.33
2022-05-17	2	727,369	$ 909,211.25	$ 870,584.65
2022-05-30	2	362,430	$ 453,037.50	$ 433,702.65
2022-06-16	2	640,364	$ 800,455.00	$767,738.75
TOTAL		42,444,544

Notes:

1.Shares returned to treasury.

2.On September 29, 2021 the SEC qualified an offering of securities submitted by the Company under Regulation A (the “Reg A Offering”). Under the Reg A Offering, the Company is proposing to sell up to 15 million units (“Units”) at a price of $1.25 per Unit. Each Unit is comprised of one share of common stock (an “Offering Share”) and one warrant to purchase an additional Share (an “Offering Warrant”) at a price of $2.50 for a period of three years from issue. The Company has reserved a maximum of 15,000,000 Shares issuable under the Reg A Offering, assuming full subscription, and a maximum of 15,000,000 Shares issuable on exercise of the Offering Warrants (”Warrant Shares”) issued in connection with the Reg A Offering, assuming full subscription and full exercise. The Company will not issue Unit certificates but will instead issue Offering Shares and Offering Warrants in the amount of Units subscribed for to subscribers under the Reg A Offering.

3.On March 28, 2022 108,255 Shares were issued to JPM pursuant to certain terms of the JPM Agreement (see Note 17(b)).

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2022

Expressed in US dollars

(c)Preferred share issuance

On June 21, 2021 the Company issued one “Series A” preferred share to JPMorgan for net proceeds of $1. The holder of the Series A Preferred Share is entitled to elect one member to the Company’s Board of Directors so long as it holds at least 15% of the outstanding shares of the Company’s common stock, and is entitled to certain protective rights and certain pre-emptive rights upon the issuance of new securities.

The Series A Preferred Share is redeemable at cost on the earlier of a) the election of the holder or b) that date on which the Company receives approval for an initial public offering on a US stock exchange.

(d)Common share issuances on debt conversion

The table below sets forth common shares issued on conversion of debt.

Issue Date	Lender / Note	Shares Issued	Converted Amt
2020-09-16	Arm’s Length Party	534,188	$ 50,000.00
2021-05-13	JPMorgan	607,500	$ 200,475.00
2021-05-25	Arm’s Length Party	363,636	$ 120,000.00
2021-09-29	JPMorgan	337,500	$ 111,375.00
2021-11-22	Arm’s Length Party	175,750	$ 57,997.50
2021-11-22	Arm’s Length Party	52,432	$ 13,108.00
2021-12-09	Arm’s Length Party (Note 13(d))	209,731	$ 52,432.88
2022-03-14	JPMorgan	68,742	$ 85,928.54
2022-03-28	Arm’s Length Party (Note 13(a))	285,329	$ 26,706.85
2022-03-28	Arm’s Length Party (Note 13(c))	575,401	$ 53,857.53
2022-05-14	JPMorgan (Note 13(f))	21,413	$ 26,766.25
2022-05-20	Partial Conversion Arm’s Length Parties (Note 13(e))	12,000	$15,000.00
TOTAL		3,243,622

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2022

Expressed in US dollars

(e)Shares reserved for issuance

The table below sets forth the Shares reserved by the Company for future potential issuance.

Maximum Issuable
Company Stock Option Plan (Note 16)	5,000,000
Common Share Purchase Warrants issued	125,000
Offering Shares remaining issuable under the Reg A Offering (2)	3,139,432
Shares issuable on exercise of outstanding Offering Warrants issued under the Reg A Offering	11,860,568
Offering Warrants remaining issuable under the Reg A Offering (2)	3,139,432
Brokers Warrants issued under the Reg A Offering	118,600
Broker Warrants remaining issuable under the Offering (3)	31,400

TOTAL SHARES RESERVED FOR ISSUANCE	23,414,432

The table below sets forth the common share purchase warrants issued and outstanding as at June 30, 2022.

Issue Date	Warrants	Exercise Price	Expiry Date	Notes
2021-11-22	125,000	$0.50	2023-05-22	1
2021-12-16	805,200	$2.50	2024-12-16	2
2021-12-16	8,052	$1.25	2026-12-16	3
2021-12-27	532,652	$2.50	2024-12-27	2
2021-12-27	5,326	$1.25	2026-12-27	3
2022-02-02	787,090	$2.50	2025-02-02	2
2022-02-02	7,870	$1.25	2027-02-02	3
2022-02-23	305,181	$2.50	2025-02-23	2
2022-02-23	3,051	$1.25	2027-02-23	3
2022-04-06	3,132,256	$2.50	2025-04-06	2
2022-04-06	31,322	$1.25	2027-04-06	3
2022-04-26	4,568,026	$2.50	2025-04-26	2
2022-04-26	45,680	$1.25	2027-04-26	3
2022-05-17	727,369	$2.50	2025-05-17	2
2022-05-17	7,273	$1.25	2027-05-17	3
2022-05-30	362,430	$2.50	2025-05-30	2
2022-05-30	3,624	$1.25	2027-05-30	3
2022-06-16	640,364	$2.50	2025-06-16	2
2022-06-16	6,404	$1.25	2027-06-16	3
TOTAL	12,104,170

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2022

Expressed in US dollars

Notes:

1.On November 22, 2021, the Company issued warrants in connection with the issue of the convertible promissory notes disclosed in Note 13(e) and Note 13(f) above.

2.On September 29, 2021 the SEC qualified an offering of securities submitted by the Company under Regulation A (the “Reg A Offering”). Under the Reg A Offering, the Company is proposing to sell up to 15 million units (“Units”) at a price of $1.25 per Unit. Each Unit is comprised of one share of common stock (an “Offering Share”) and one warrant to purchase an additional Share (an “Offering Warrant”) at a price of $2.50 for a period of three years from issue. The Company has reserved a maximum of 15,000,000 Shares issuable under the Reg A Offering, assuming full subscription, and a maximum of 15,000,000 Shares issuable on exercise of the Offering Warrants (”Warrant Shares”) issued in connection with the Reg A Offering, assuming full subscription and full exercise. The Company will not issue Unit certificates but will instead issue Offering Shares and Offering Warrants in the amount of Units subscribed for to subscribers under the Reg A Offering.

3.On August 16, 2021 the Company entered into an Engagement Agreement with Digital Offering, LLC to provide broker-dealer services in connection with the Offering. Under the terms of the Engagement Letter, the Company will issue a warrant to purchase one Share of the Company (an “Agent Warrant”) for each 100 Shares sold to investors under the Offering at an exercise price of $1.25 and subject to transfer, lock-up and exercise restrictions as set forth in Rule 5110 of the Financial Industry Regulatory Authority, Inc. (“FINRA”), as applicable. Accordingly, the Company has reserved a maximum of 150,000 Shares issuable on exercise of the Agent Warrants issuable to Digital Offering, LLC in connection with its services under the Offering, assuming full subscription of the Offering and full exercise of the Agent Warrants.

16.STOCK OPTION PLAN

On March 27, 2020 the Company adopted an incentive stock option plan (the “Plan”). The Plan allows the Board of Directors of the Company to grant options to acquire common shares of the Company to directors, officers, key employees and consultants. The option price, term and vesting periods are determined at the discretion of the Board of Directors, subject to certain restrictions as required by the policies of Section 422 of the Internal Revenue Code. The Plan is a fixed number plan with a maximum of 5,000,000 Shares reserved and available for issue as at June 30, 2022.

During the periods ended June 30, 2022 and December 31, 2021, the Company did not grant any stock options to the Company's directors, officers, employees or consultants.

During the periods ended June 30, 2022 and December 31, 2021, there was no share-based compensation expense.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2022

Expressed in US dollars

17.RELATED PARTY TRANSACTIONS

Related party transactions not otherwise separately disclosed elsewhere in these consolidated financial statements are:

(a)Key management personnel and director compensation

The Company has an employment agreement with David Sealock for an annual base salary of $120,000, subject to periodic review and adjustment by the board of directors. In addition, Mr. Sealock is eligible to earn an annual bonus, subject to the achievement of certain performance goals, milestones and objectives, as established from time to time by an appropriate committee of the Company’s Board. Additionally, Mr. Sealock is entitled to severance payments equal to twelve months of his base salary at the time of his termination if he is terminated without cause. Mr. Sealock waived payment of his salary in 2020 and 2021. Effective May 1, 2022 the Board of Directors, after annual review of Mr. Sealock’s performance and the financial position of the Company, approved the adjustment of Mr. Sealock’s annual base salary to $225,000.

The Company has an employment agreement with Marcus Laun for an annual base salary of $120,000, subject to periodic review and adjustment by the board of directors. In addition, Mr. Laun is eligible to earn an annual bonus, subject to the achievement of certain performance goals, milestones and objectives, as established from time to time by an appropriate committee of the Company’s Board. Mr. Laun is entitled to severance payments equal to twelve months of his base salary at the time of his termination if he is terminated without cause. Mr. Laun waived payment of his salary in 2020 and 2021.  Effective May 1, 2022 the Board of Directors, after annual review of Mr. Laun’s performance and the financial position of the Company, approved the adjustment of Mr. Laun’s annual base salary to $225,000.

On December 8, 2021 the board of directors passed a resolution fixing remuneration of the directors for the following calendar year. Effective January 1, 2022, cash sitting fees were fixed as follows:  Executive directors - $2,500 per month; non-executive (independent) directors - $3,500 per month; Chair of the Board - $2,500 per month; Chair of the Audit Committee - $2,500 per month. In addition to the above, non-executive board members are entitled to participate in any group health and insurance benefits plans offered by the Company.

On December 8, 2021 the Board of Directors approved the award of a discretionary bonus (the “2021 Discretionary Bonus”) to certain directors and officers in the aggregate of $596,100 for the achievement of certain corporate performance milestones during the 2021 year of which $190,000 was paid as of December 31, 2021. The balance of the 2021 Discretionary Bonus was paid in full during the period ended March 31, 2022.

On April 27, 2022 the board of directors passed a resolution approving the formation of the Compensation, Nomination and Corporate Governance Committee and the Health, Safety and Environment Committee and fixing remuneration of the respective Committee Chairs at $2,500 per month.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2022

Expressed in US dollars

(b)Transactions with related parties

As disclosed in Note 12(a)(v) above, on September 16, 2020 the Company issued a promissory note to JPMorgan, in the amount of $450,000.  Portions of the note were converted from time to time into shares as disclosed in Note 15(d). On March 14, 2022 at the election of the lender the balance outstanding under the note was converted into 68,742 shares in full and final satisfaction of the note. JPMorgan is a related party as a significant shareholder holding directly and indirectly, as at June 30, 2022, 6,749,639 common shares (14.77%) and 1 preferred share of the Company.

On June 21, 2021, stockholders of the Company unanimously consented to terminate a Stockholders Agreement entered into by all of the stockholders and the Company on September 24, 2020 and approved a governance agreement (the “JPM Agreement”) between the Company and JPMorgan Chase Bank N.A. (“JPMorgan”), which grants to JPMorgan the following rights:

•a consent right with respect to certain business transaction matters, including: (a) material changes to the nature of the Company’s business, (b) a grant of certain stock options or restricted stock, (c) the Company’s entry into certain employment or compensation agreements, (d) the incurrence by the Company of more than $500,000 of debt, (e) the Company’s entry into a related party agreement, (f) a sale transaction, (g) a loan by the Company in excess of $500,000, (h) settlement of a lawsuit or other dispute in excess of $500,000 or (i) any investment by the Company in excess of $500,000;

•Board of Director observation rights;

•The issue of up to 111,111 shares for no additional consideration upon the conversion of a promissory note with an unrelated third party;

•the right to receive certain quarterly and annual financial statements of the Company; and

•certain inspection rights so long as JPMorgan owns at least 10% of the Company’s outstanding shares of common stock.

18.SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses consist of the following:

	June 30, 2022	June 30, 2021
Insurance	$253,687	$313,780
Professional fees	361,306	397,050
Executive Compensation	549,674	23,847
Travel expenses	134,912	19,118
Other	166,881	41,847
	$1,466,534	$795,642

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2022

Expressed in US dollars

19.COMMITMENTS AND CONTINGENCIES

The Company is not party to any contractual commitments other than as disclosed elsewhere herein.

20.MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital. The Company considers its capital for this purpose to be its shareholders’ equity and debt and convertible debentures.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may seek additional financing or dispose of assets.

In order to facilitate the management of its capital requirements, the Company monitors its cash flows and credit policies and prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The budgets are approved by the Board of Directors. There are no external restrictions on the Company’s capital.

21.MANAGEMENT OF FINANCIAL RISKS

The risks to which the Company’s financial instruments are exposed to are:

(a)Credit risk

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet contractual obligations. The Company is exposed to credit risk through its cash held at financial institutions, trade receivables from customers and notes receivable.

The Company has cash balances at various financial institutions. The Company has not experienced any loss on these accounts, although balances in the accounts may exceed the insurable limits. The Company considers credit risk from cash to be minimal.

Credit extension, monitoring and collection are performed for each of the Company’s business segments. The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current creditworthiness, as determined by a review of the customer’s credit information.

Accounts receivable, collections and payments from customers are monitored and the Company maintains an allowance for estimated credit losses based upon historical experience with customers, current market and industry conditions and specific customer collection issues.

At June 30, 2022 and December 31, 2021 the Company had $0 and $0 respectively in trade and other receivables. The Company considers its maximum exposure to credit risk to be its trade and other receivables and notes receivable. The Company expects to collect these amounts in full and has not provided an expected credit loss allowance against these amounts.

SKY QUARRY INC.

Notes to the Consolidated Financial Statements

For the six months ending June 30, 2022

Expressed in US dollars

(b)Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities as they become due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses.

(c)Currency risk

Currency risk is the risk that the value of financial assets and liabilities denominated in currencies, other than the functional currency of the Company, will fluctuate due to changes in foreign currency exchange rates. As at June 30, 2022, the Company’s exposure to currency risk is limited to cash and equivalents denominated in Canadian dollars in the amount of CAD $7,705, accounts payable and accrued liabilities denominated in Canadian dollars in the amount of CAD $34,530. A 1% change in the exchange rate between the US and Canadian dollar would have a $268 impact on the net loss and cash flows of the Company.

(d)Interest rate risk

Interest rate risk is the risk that changes in interest rates will affect the fair value or future cash flows of the Company’s financial instruments. The Company is exposed to interest rate risk as a result of holding fixed rate obligations of varying maturities as well as through certain floating rate instruments. The Company considers its exposure to interest rate risk to be minimal.

22.SUBSEQUENT EVENTS

Except as disclosed elsewhere herein and below, no material events occurred subsequent from June 30, 2022 to August 10, 2022, the date of presentation of these financial statements.

On July 15, 2022 the Company closed a tranche of 218,719 Units under its Reg A Offering as described in Note 15(b)(2) for gross proceeds of $273,398.75. Fees associated with this closing amounted to $12,149.98 for net proceeds of $261,248.77. The Company issued Broker Warrants to purchase an aggregate of 2,187 shares to Digital Offering LLC under the terms of the Engagement Agreement as described in Note 15(e)(3).

On August 16, 2022 the Company closed a tranche of 692,212 Units under its Reg A Offering as described in Note 15(b)(2) for gross proceeds of $865,265. Fees associated with this closing amounted to $48,375.73 for net proceeds of $816,889.28. The Company issued Broker Warrants to purchase an aggregate of 6,922 shares to Digital Offering LLC under the terms of the Engagement Agreement as described in Note 15(e)(3).

Item 4.   Exhibits

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sky Quarry Inc.

By:	/s/ David Sealock
Name:	David Sealock
Title:	Chair of the Board of Directors,
Chief Executive Officer
Date:	September 23, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ David Sealock
Name:	David Sealock
Title:	Chair of the Board of Directors,
Principal Executive Officer
Date:	September 23, 2022

By:	/s/ Darryl Delwo
Name:	Darryl Delwo
Title:	Principal Finance Officer, Principal Accounting Officer
Date:	September 23, 2022